SIN Holdings, Inc.
P. O. Box 370912
Denver, Colorado 80237
(303) 763-7527

August 14, 2008 Mr. William H. Demarest, IV Staff Accountant Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:	SIN Holdings, Inc. Form 10KSB for the Year Ended December 31, 2007 File No. 0-49752

Dear Mr. Demarest:

I am writing this letter in response to your letter dated August 14, 2008 regarding our Form 10KSB.

SIN Holdings, Inc. inadvertently neglected to include Management’s Annual Report on Internal Control over Financial Reporting In our Annual Report of Form 10-KSB, filed March 31, 2008.

However, we do not believe that our failure to include such annual report over internal control and financial reporting impacts our conclusion regarding the effectiveness of our disclosure controls and procedures as of the end of 2007. Management still concluded that our existing controls and procedures were, and are, effective.

The factors we considered in reaching this conclusion include the timeliness with which we file all quarterly and annual reports, the accuracy of our financial statements and the procedures we have in place to ensure that all information required is timely and accurately disclosed. We have designed our procedures to ensure that all of our records accurately and fairly reflect all transactions and dispositions of our assets in detail, that the procedures permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are made in accordance with the authorization of Management and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements. We have concluded that our procedures do ensure that financial information required to be disclosed under the Securities and Exchange Act of 1934, as amended is recorded, processed, summarized and accurately reported within the time periods specified in the Securities and Exchange Commission's rules and forms. We concluded that our failure to file the report on internal control timely did not impact these goals.

I hope that this adequately answers your questions and addresses the comments in your letter.

Best regards,

/s/ Steve S. Sinohui President, Chief Executive Officer and Chief Financial Officer